

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 22, 2006

Mr. H. Warren Jaynes
Chief Financial Officer
Electric Aquagenics Unlimited, Inc.
1464 W. 40 S. Suite #200
Lindon, UT 84042-1629

      RE: Form 10-KSB for the fiscal year ended December 31, 2005
              Form 10-QSB for the quarter ended March 31, 2006
              File No. 0-51807

Dear Mr. Jaynes:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

                                  Sincerely,

                                  Rufus Decker
                                  Accounting Branch Chief